Exhibit 99.(j)

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Prudential’s Gibraltar Fund, Inc.:

We consent to the incorporation by reference, in this registration statement, of our report dated February 11, 2005 on the statement of assets and liabilities of Prudential’s Gibraltar Fund, Inc. (hereafter referred to as the “Fund”), including the portfolio of investments, as of December 31, 2004, and the related statement of operations, the statement of change in net assets and the financial highlights for the year then ended. These financial statements and financial highlights and our reports thereon are included in the Annual Reports of the Fund as filed on Form N-CSR.

We also consent to the references to our firm under the headings “Financial Highlights” in the Prospectus and “Other Service Providers” and “Financial Statements” in the Statement of Additional Information.

KPMG LLP

New York, New York

April 26, 2005